UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company)

Grupo Iusacell, S.A. de C.V.

(Name of Person(s) Filing Statement)

Series V Shares

American Depositary Shares

(each representing 100 Series V Shares)

(Title of Classes of Securities)

40050B 20 9 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Russell A. Olson

Executive Vice President and Chief Financial Officer

Grupo Iusacell, S.A. de C.V.

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe

Delegación Cuajimalpa

05348 Mexico, D.F.

Telephone: 5255 5109-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Lawrence Goodman

Jeffrey N. Ostrager

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 696-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 14, 2003 (as previously amended, the “Schedule 14D-9”) by Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (the “Company”) relating to the offer by Movil Access, S.A. de C.V. (“Movil Access”), a sociedad anónima de capital variable organized and existing under the laws of Mexico and a wholly-owned subsidiary of Biper, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico, to purchase for cash (i) all of the outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.05712180 per Series V Share and (ii) all of the outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 5.712180 per ADS upon the terms and conditions of the U.S. Offer to Purchase, dated June 30, 2003 and the related ADS Letter of Transmittal, which were filed as exhibits to the Tender Offer Statement on Schedule TO filed by Movil Access with the SEC on June 30, 2003 (as amended by Amendment No. 1 to Schedule TO filed by Movil Access with the SEC on July 17, 2003).

The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.

Item 2.     Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following before the last sentence of the fifth paragraph of the section entitled “Financial Position of the Company”:

The amendment and waiver contains covenants, expiring on August 14, 2003, which restrict Iusacell Celular from making any loans, advances, dividends or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if Iusacell Celular makes any principal or interest payments on any of its indebtedness for borrowed money, excluding capital and operating leases. Accordingly, Iusacell Celular did not make the US$7.5 million interest payment due on July 15 on the Iusacell Celular senior notes. Iusacell Celular has a 30-day period after July 15 within which to make the interest payment. If the interest payment is not made within the 30-day period, an event of default would occur under the Iusacell Celular Indenture, and the holders of the Iusacell Celular senior notes would have the right to declare the principal of and accrued interest under the Iusacell Celular senior notes due and payable or take other legal actions specified in the Iusacell Celular Indenture, as they deem appropriate.

Item 2 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph at the end of the section entitled “Financial Position of the Company”:

On July 22, 2003, Fintech (as hereinafter defined) stated in the Third Fintech Shareholders Letter (as hereinafter defined) that if the Offers are consummated, “we and other creditors will have no choice but to accelerate the Company’s debt to protect our interests.” The description of the Third Fintech Shareholders Letter contained in this statement is qualified in its entirety by reference to the Third Fintech Shareholders Letter, which is filed as an exhibit and incorporated by reference into this statement.

Item 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Background of the Transaction”:

On July 22, 2003, the Verizon Shareholders and Vodafone received a letter from Fintech (the “Third Fintech Shareholders Letter”), in which Fintech again expressed disappointment with the Principal Shareholders’ decision and invited the Principal Shareholders to meet with Fintech. The Third Fintech Shareholders Letter also stated that Fintech expected to commence the Fintech Offers and was prepared to materially increase its offer price if the Principal Shareholders participated in the Fintech Offers. The description of the Third Fintech Shareholders Letter contained in this statement is qualified in its entirety by reference to the Third Fintech Shareholders Letter, which is filed as an exhibit and incorporated by reference into this statement.

On July 23, 2003, the Company issued a press release announcing the Third Fintech Shareholders Letter.

Item 9.     Exhibits

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit thereto:

Exhibit No.

(a	)(10)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 22, 2003)

(a	)(11)**	Press Release, dated July 23, 2003

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRUPO IUSACELL, S.A. DE C.V.

By:	/s/ Carlos Espinal G.
Name: Carlos Espinal G.
Title: Chief Executive Officer

By:	/s/ Russell A. Olson
Name: Russell A. Olson
Title: Executive Vice President and Chief Financial Officer

Date: July 23, 2003

EXHIBIT INDEX

Exhibit No.

(a)(1)	Press Release, dated June 13, 2003 (incorporated herein by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company with the SEC on June 16, 2003)

(a)(2)*	Letter to Shareholders dated July 14, 2003

(a)(3)*	Press Release dated July 15, 2003

(a)(4)*	Press Release, dated July 18, 2003

(a)(5)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 of Schedule TO filed by Fintech Advisory, Inc. with the SEC on July 17, 2003)

(a)(6)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 of Schedule TO filed by Fintech Advisory, Inc. with the SEC on July 17, 2003)

(a)(7)*	Press Release, dated July 18, 2003

(a)(8)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 18, 2003)

(a)(9)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 18, 2003)

(a)(10)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 22, 2003)

(a)(11)**	Press Release, dated July 23, 2003

(e)(1)	Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 6 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(2)	Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent (incorporated herein by reference to Exhibit 7 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(3)	Shareholders Agreement, dated as of March 30, 2001 by and among Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of the Annual Report on Form 20-F for fiscal year 2000 (File No. 001-14938) of Grupo Iusacell, S.A. de C.V.)

(e)(4)*†	Confidentiality Agreement, dated as of June 16, 2003 by and among Grupo Iusacell, S.A. de C.V., Movil Access, S.A. de C.V., Biper, S.A. de C.V., TV Azteca, S.A. de C.V., Elektra, S.A. de C.V., and Unefon, S.A. de C.V.

(e)(5)*	Form of Verizon Retention Agreement (Foreign)

(e)(6)*	Form of Verizon Retention Agreement (Local)

* Previously filed.

** Filed herewith.

† Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English translation was previously provided.